Exhibit A

TRANSLATION

Proposals to YPF S.A.’s Shareholders regarding the items of the Agenda of the General Ordinary and Extraordinary Shareholders’ Meeting called for April 30, 2021, available as of April 9, 2021.

Item 1. Remote holding of the shareholders’ meeting in accordance with Resolution No. 830/2020 of the National Securities Commission.

The Board of Directors resolved to propose to held remotely the shareholders’ meeting according to the provisions of General Resolution No. 830/2020 issued by the National Securities Commission (CNV, by its acronym in Spanish), the emergency situation resulting from the COVID-19 pandemic and the applicable laws and regulations in connection therewith. It is informed that this first item of the agenda will only be considered if, at the time scheduled to hold the shareholders’ meeting, restrictions still apply on the free circulation of persons generally, whether as a preventive and/or mandatory and/or sectorized measure, as a result of the emergency situation resulting from the COVID-19 pandemic.

Item 3. Consideration of the Annual Report, Informative Overview, Inventory, Balance Sheet, Statements of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statements, Income Statement, Statement of Changes in Shareholders’ Equity and Statements of Cash Flow, individually and consolidated with its respective notes and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 44, which began on January 1, 2020 and ended on December 31, 2020.

The Board of Directors discussed and approved the aforementioned documents and proposed their approval by the General Ordinary and Extraordinary Shareholders’ Meeting of the Company.

You may find the individual and Consolidated Financial Statements and Annual Report 2021 published by the CNV at the following link:

https://aif2.cnv.gov.ar/presentations/publicview/b5b93dc3-3a45-498a-b13d-9f5b07ac0b89

Item 4. Consideration of accumulated results as of December 31, 2020. Absorption of losses.

The Board of Directors resolved to propose to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company at which the relevant accounting documentation for Fiscal Year No. 44 will be considered:

a)	to fully dissolve the reserve for future dividends, the reserve for the purchase of own shares and the reserve for investments;

b)	to partially absorb the accumulated losses in retained earnings up to Ps. 13,184 million against the amounts corresponding to the disallowed reserves for up to said amount.

Item 5. Determination of remuneration for the Independent Auditor for fiscal year ended as of December 31, 2020.

The Board of Directors resolved to propose to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company to set a remuneration of Ps.90,117,917.- to Deloitte &Co. S.A. for its audit services as Independent Auditor for the annual financial documentation as of December 31, 2020 and the quarterly information corresponding to 2020.

Item 6. Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2021 and determination of its remuneration.

The Audit Committee has assessed the performance of Deloitte & Co. S.A., and issued a favorable opinion, raising no objections to such firm in the event that the Shareholders’ Meeting appoints it as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2021.

Along these lines, the Board of Directors resolved to propose to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company:

1. To appoint Deloitte & Co S.A. as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2021, informing that, in order to comply with the provisions of Articles 22 and 23 of Chapter III Title II of the Argentine Securities Commission’s Regulations (CNV Regulations), Messrs. Ricardo César Ruiz, as certifying accountant and Vanesa Rial De Sanctis and Mr. Diego De Vivo, as alternate certifying accountants, have filed the affidavits required under the applicable regulations.

2. To have the remuneration of the Independent Auditor determined by the Shareholders’ Meeting at which the annual financial statements for fiscal year 2021 will be considered.

Item 8. Consideration of the Remuneration of the Board of Directors (Ps.$184,131,951) for the fiscal year ended on December 31, 2020 which resulted in computable loss in accordance with the regulations of the National Securities Commission.

The Board of Directors resolved to propose to the General Ordinary and Extraordinary Shareholders’ Meeting the approval of the amount of Ps.184,131,951 on all accounts, including remunerations, fees and compensations corresponding to fiscal year under review, considering, among other reasons, that the fees of the Board of Directors were reduced by 10% from May to August 2020, included, and that the CEO’s fees for his executive duties were reduced by 25% from May to December 2020, included. Such remunerations are considered adequate and reasonable since they take into account the responsibilities of each director, the performance of special commissions and/or technical and administrative functions, the time devoted to their duties, and are in line with the market guidelines and the specific situation of the Company.

Item 9. Remuneration of the Supervisory Committee for fiscal year ended December 31, 2020.

The Board of Directors resolved to propose to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company the approval of the amount of Ps.10,087,200 as remunerations of the Supervisory Committee for fiscal year ended December 31, 2020.

Item 10. Determination of the number of regular and alternate members of the Supervisory Committee.

The Board of Directors resolved to propose to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company that the Supervisory Committee of YPF should be composed of three (3) regular members and three (3) alternate members.

Item 13. Determination of the number of regular and alternate members of the Board of Directors.

The Board of Directors resolved to propose to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company that the Board of Directors should be composed of twelve (12) regular members and eleven (11) alternate members.

Item 15. Appointment of regular and alternate Directors for Class D shares and determination of their tenure.

The Board of Directors resolved to submit the following proposal to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company:

(i)

The appointment of Pablo Gerardo González, Sergio Pablo Antonio Affronti, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Pedro Martín Kerchner Tomba, Elizabeth Dolores Bobadilla, Ramiro Gerardo Manzanal, Héctor Pedro Recalde and Celso Alejandro Jaque as Regular Directors for Class D shares, all of them for one fiscal year.

(ii)

The appointment of Gerardo Damian Canseco, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri, Maria Eugenia Tulia Snopek, María Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala and Santiago Álvarez as Alternate Directors for Class D shares, all of them for one fiscal year.

(iii)

In the case of the temporary or permanent replacement of regular directors Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Pedro Martín Kerchner Tomba and Elizabeth Dolores Bobadilla, to fix the substitution of each of them in the following order, respectively: Gerardo Damián Canseco, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri and Maria Eugenia Tulia Snopek. Messrs. María Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala and Santiago Álvarez may replace any of the remaining Directors for Class D shares hereby proposed.

Additionally, it is informed that according to information received by the Company to date, Pablo Gerardo González, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Pedro Martín Kerchner Tomba, Elizabeth Dolores Bobadilla, Ramiro Gerardo Manzanal, Héctor Pedro Recalde and Celso Alejandro Jaque do qualify as independent; and Sergio Pablo Antonio Affronti do qualify as non-independent in accordance with the National Securities Commission Regulations. Additionally, it is informed that according to information received by the Company to date Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri, Maria Eugenia Tulia Snopek do qualify as independent; and Gerardo Canseco, Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala and Santiago Álvarez do qualify as non-independent in accordance with the National Securities Commission Regulations.

Background information of the proposed candidates is attached hereto.

Item 16. Determination of advanced compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2020.

The Board of Directors resolved to propose to the General Ordinary and Extraordinary Meeting of Shareholders to approve the payment of advanced compensation for directors and members of the Supervisory Committee for fiscal year 2021 for up to an amount of Ps.463,479,265. To such effect, the remunerations corresponding to positions to be filled in the Board of Directors and the respective Committees, special commissions and technical and administrative functions were taken into account, as well as the inclusion of the CEO’s remuneration for a full term and the projections for maintaining the Company’s market position.

In consideration of the above, and based on the analysis conducted by the Compensation and Nomination Committee of the Board of Directors on the basis of market information provided by a consulting firm specialized in the matter, the proposed remunerations are considered appropriate and reasonable, and in line with comparable remunerations of leading companies in the market.

Item 17. Reform of Sections 20 and 24 of the Company’s Bylaws.

At its meeting of March 29, 2021, the Board of Directors resolved to propose to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company, the reform of sections 20 and 24 of the Company`s Bylaws, for shareholders’ meetings and Supervisory Committee’s meeting to be held remotely, in accordance with the latest recommendations on local and international corporate governance best practices.

The draft reform of the aforementioned sections proposed by the Board of Directors is attached hereto in a comparative table with the current Bylaws.

18. Consideration of the merger by absorption by YPF S.A., acting as the absorbing company, and Compañía de Inversiones Mineras S.A., acting as the absorbed company, in accordance with the terms of section 82 et. seq. of the General Corporations Law No.19.550 (Ley General de Sociedades) and sections 80, 81, following and related sections of the Profit Tax Law No. 20.628 (Ley de Impuesto a las Ganancias) (t.o. 2019), as amended, and sections 172 to 176 of its regulatory decree.

The Board of Directors resolved to approve the merger by absorption by YPF S.A. of Compañía de Inversiones Mineras S.A., the absorbed company, which will be dissolved without liquidation in compliance with section 82 and related sections of the General Corporations Law No. 19.550, and to carry out all acts required to conduct such reorganization, effective as from January 1, 2021.

The main reasons considered by the Board of Directors to effect the merger include, without limitation, administrative efficiency, wherefore it is convenient to centralize the corporate management in a single corporate and administrative organization. The Board further explains that this will allow the activities to be managed in a uniform and coordinate manner and the relationship with the regulatory entities involved would be unified in order to secure an adequate planning, which will result in cost reduction and optimization of resources.

Along these lines, the Board of Directors resolved to propose to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company the approval of the Merger by Absorption whereby YPF S.A. absorbs Compañía de Inversiones Mineras S.A., which will be dissolved without liquidation.

Item 19. Consideration of the Special Merger Balance Sheets of YPF S.A. and the Consolidated Merger Annual Report (Estado de Situación Patrimonial Consolidado de Fusión) of YPF S.A. and Compañía de Inversiones Mineras S.A., all as of December 31, 2020, and the respective reports of the Supervisory Committee and the Independent Auditor.

The Board of Directors resolved:

1. To approve the use of (i) the annual financial statements of the Company corresponding to fiscal year ended December 31, 2020, discussed and approved by the Company’s Board of Directors, and (ii) the annual financial statements of Compañía de Inversiones Mineras S.A. approved by its respective Board of Directors, as the financial statements required under section 83, last paragraph, subsection (b) of the General Corporations Law No. 19,550 and other applicable regulations; and

2. To approve the use of the Consolidated Merger Annual Report of YPF S.A. and Compañía de Inversiones Mineras S.A., as of December 31, 2020, as the financial statements required under section 83, last paragraph, subsection (d) of the General Corporations Law No. 19,550 and other applicable regulations, which include their respective Notes, Auditors’ Report and Supervisory Committee’s Report.

3. To propose to the Company’s General Ordinary and Extraordinary Shareholders’ Meeting the approval of the aforementioned Financial Statements.

Item 20. Consideration of the Preliminary Merger Agreement and Merger Prospectus.

The Board of Directors resolved:

1. To approve the execution of the Preliminary Merger Agreement entered into by the Company with Compañía de Inversiones Mineras S.A., and to authorize the President to sign it; and

2. To approve the wording of the proposed Merger Prospectus, subject to the prior approval by the Shareholders’ Meeting, which was filed with the National Securities Commission in order to request its administrative approval.

3. To propose to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company to approve the Preliminary Merger Agreement (executed on March 4, 2020) and the Merger Prospectus (filed with the National Securities Commission) whose copies are attached hereto.

Item 21. Authorization to sign the Definitive Merger Agreement on behalf of and in representation of the Company.

The Board of Directors proposed to the General Ordinary and Extraordinary Shareholders’ Meeting of the Company:

(i) to authorize the Company’s Regular Directors, so that any of them may sign, in the name and on behalf of the Company, the Definitive Merger Agreement in compliance with section 83, subsection 4 of the General Corporations Law No. 19,550; and

(ii) to vest those authorized above and Alejandro Lew, Federico Máquez, Germán Fernández Lahore, Paola Garbi, Valeria Moglia Dellatorre, Agustina del Pilar González, Damián Teglia, Martina Muñua, Marcela I. Anchava, Martín Gualino and/or their nominees with power to make the legal publication of, attach, sign and initialize documents and/or remove documents from case files, to answer briefs, provide any indications and clarifications requested, and to perform, generally, any and all acts related to the Merger, to represent the Company before the National Securities Commission, the Inspection Board of Legal Entities (Inspección General de Justicia, IGJ), Bolsas y Mercados Argentinos S.A. (“ByMA”), the Federal Tax Revenue Board (Adminsitración Federal de Ingresos Públicos, AFIP) and any other applicable government agency or entity, public or private, in order to obtain the relevant authorization and registration with further power to adopt the amendments proposed by the above referenced legal persons, and to sign all and any public or private documents and the necessary documents to register the Merger.

Item 22. Compliance with the order of the National Commercial Court of Appeals regarding the treatment of the impairment charge of property, plant and equipment for Fiscal Year No. 40 ended on December 31, 2016.

a) To take note of the required information provided by the Company, to wit: the report of the Vice Presidency of Legal Affairs, the report of the Company’s CFO, the opinion of the Audit Committee and the report of the Supervisory Committee, all of them dated April 8, 2021, considering it is complete and sufficient;

b) To confirm that the impairment charge of property, plant and equipment recorded with respect to fiscal year ended December 31, 2016 was correctly applied under the applicable regulations, having the Company evaluated the criteria applied in the corresponding previous fiscal years, and considering therefore that it is not necessary to correct the Company’s financial statements 2016 as they reflect its real situation.

Reports are attached hereto.

Item 23. Consideration of the proposed formula adjustment for endowment of funds to the YPF Foundation.

The Board of Directos:

i)

Informs that YPF S.A. General Shareholders’ meeting held in 1996 approved the creation of YPF Foundation and its endowment of funds, establishing and annual maximum rate equal to 0.5% of the average profits of the last three approved fiscal years of YPF S.A.

ii)

Informs that the formula was changed in 2018, establishing a minimum contribution, irrespectively of the economic results obtained by the Company, and which is the average contribution for the last 5 years measured in United States dollars, at the selling rate of exchange effective on the day before YPF S.A.’s Board of Directors approves the relevant endowment of funds.

iii)

Therefore, it is deemed necessary to propose to the Shareholders’ Meeting an adjustment to the formula for the endowment of funds to YPF Foundation in order to change the contribution payment methodology, which may be approved in dollars and disbursed monthly in pesos at the selling rate of exchange effective on the day before disbursement, in order to sustain the Foundation’s activities.

iv)	Proposes that the new formula for the endowment of funds by the Company to YPF Foundation should be as follows:

“An annual maximum of 0.5% of the average profits of the approved last three fiscal years of YPF S.A., and establishing as the minimum endowment of funds –irrespective of profits– an amount which shall be equal to the average cash contributions of the approved last five fiscal years of YPF S.A., measured in U.S. dollars and disbursed in Argentine pesos, at the selling rate of exchange published by Banco de la Nación Argentina on the day before each disbursement. The endowment of funds to YPF Foundation will require the prior approval of Board of Directors YPF S.A.”

The Board of Directors

YPF S.A.

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Exhibits

Exhibit Item 15

Regular Directors proposed

Pablo Gerardo González

Mr. Pablo González earned a Law degree from Universidad Nacional de La Plata where he also obtained a Notary Public degree. He also holds a degree in Hydrocarbons Law from Universidad Austral.

In 1994, Mr. González was a member of the board of Distrigas S.A. In, 1996 he served as Legal Manager at Servicios Públicos Sociedad del Estado. From 1999 to 2003, he served as Undersecretary for Fiscal Resources of Santa Cruz Province. He served as General Attorney of Santa Cruz Province from 2003 to 2007. In 2007, he served as Provincial Interior Minister, Provincial Representative and First Vice President in Santa Cruz House of Representatives. From 2008 to 2011, he was Chief of the Ministerial Cabinet of the Province of Santa Cruz. Between 2011 and 2015, he was National Senator in representation of the Province of Santa Cruz. Between 2014 and 2015, he was a member of the National Judicial Council. He was Vice Governor of Santa Cruz Province between 2015 and 2019. From 2019 to 2021, he was Provincial Deputy representative for the Province of Santa Cruz. In February 2021, Mr. González was appointed Director and Chairman of the Board of YPF S.A.

Sergio Pablo Antonio Affronti

Mr. Affronti holds a degree in Administration and a Pubic Accounting degree from the Universidad Católica Argentina, with a postgraduate degree in Business from the IAE. He also completed the Oil & Gas Management and Engineering program at the University of Texas in Austin. He joined YPF in 1993 as Production Supervisor in Mendoza and his technical profile led him to live and work in different areas in the Gulf of San Jorge and Neuquén Basins. He pursued his professional career with Repsol-YPF and Repsol in Latin America, Europe and Northern Africa. He served as Strategic Planning Manager for Upstream Latin America, Director of Supply and Contracts for Upstream, Technical Planning Director for gas projects in Algeria, Planning and Management Control Director for Europe, Asia and Africa, Country Manager and General Manager in Ecuador and Director of Corporate Development. From June 2012 until 2016 he served as Services Vice President and Alternate Director for YPF, as well as President of Astra Evangelista and YPF Technology. Prior to being appointed Chief Executive Officer at YPF, he has been working as an independent consultant in strategic projects for foreign and national companies in Argentina and Latin America. He is the Chief Executive Officer of YPF S.A. and a member of the YPF Board of Directors since April 2020.

Roberto Luis Monti

Mr. Monti earned undergraduate and master’s degrees in electrical engineering from the Universidad de Buenos Aires and holds a Master in Business Administration from the American Management Association, New York. He has an extensive experience in the national and international energy industry. From 1995 to 1997, he was Chairman and General Manager of Maxus Energy Corporation. From 1997 to 1999 he held several positions at YPF, including CEO during 1997 and Chairman and CEO from 1998 to 1999. From 1999 to 2000, he was Executive Vice President of Exploration and Production of Repsol YPF in Argentina. Currently, he is a member of the Board of Directors of Tenaris S.A. Between April 2016 and January 2020 he was a member of the Board of Directors and Chairman of the Risk and Sustainability Committee of the Board of Directors of YPF. He has been a member of the Board of Directors of YPF since May 2020.

Norberto Alfredo Bruno

Mr. Bruno holds a degree in Business Administration from the Universidad Argentina de la Empresa and completed postgraduate studies in Strategic Management from the Instituto de Administración Estratégica; Organization and Business Management at the Instituto Argentino de Economía Energética as well as in Energetic Economy at the Massachusetts Institute of Technology. He held different positions at YPF, where he served as International Development Manager, from 1983 to 1998 and at YPF Perú where he was the General Manager from 1998 to 2000. From October 2001 to December 2013, he was the General Manager of Empresa de Energía Río Negro S.A. Thereafter, he served as a business consultant and advisor. Between December 2015 and December 2019 he was the Minister of Economy and Infrastructure of the Province of Neuquén. He has been a member of the Board of Directors of YPF since April 2016.

Horacio Oscar Forchiassin

Mr. Forchiassin holds a degree in Mechanical Engineering from the National University of Patagonia San Juan Bosco, of Comodoro Rivadavia, Province of Chubut, Argentina. He held various positions at Transportes Dimópulos S.R.L since 1973 until he became Operations Manager between January 1980 and September 1995. Between 1991 and 1995 he served in Operaciones Especiales Argentinas S.A. as Commercial Manager and as Technical Representative in Operación Cañadón León. From 1995 to 2016 he held various positions in Tuboscope Vetco de Argentina S.A., Operations Manager for south regional, Operations Manager for Argentina, until he was appointed General Manager in January 2011. He was also member of the Board of Directors, serving as Chairman and General Manager from March 2012 to December 2016. During the same period he was Director in Tuboscope Vetco of Canada INC. Between March 2013 and December 2016, he was Director of Black Max Argentina S.A. and in January 2017 he was appointed as Alternate Director. Between February 2013 and December 2016, he was a member of the Board of Directors of Tradimex SAIyC. He has been a member of the Board of Directors of YPF since March 2020.

Ignacio Perincioli

Mr. Perincioli holds a degree in Business Administration and is a Certified Public Accountant from the Universidad de Buenos Aires. He has also completed a Project Management specialization of the Asociación Argentina de Evaluadores (ASAE) and a specialization in Management of Small and Medium Sized Enterprises at the Universidad de Buenos Aires. He served in the Department of Control of External Indebtedness of the Auditor General’s Office, in the Under Secretariat of Coordination and Management Control, in the Provincial Road Program within the Ministry of Federal Planning, Public Investment and Services, and in the Management of Administration and Finance of La Opinión Austral S.A. in Río Gallegos, Province of Santa Cruz. From December 2015 to March 2018 he was President of Fomento Minero de Santa Cruz S.E., Director and Vice-President of Cerro Vanguardia S.A., and a member of the Supervisory Committee in Patagonia Gold S.A. Between July 2014 and December 2015 he was a member of the Board of Directors of YPF S.A. Currently, he is the Minister of Economy, Finance and Infrastructure of the Province of Santa Cruz. He has been a member of the Board of Directors of YPF since April 5, 2018.

Pedro Martín Kerchner Tomba

Mr. Kerchner Tomba obtained a degree as Certified Public Accountant from the Economic School of the Universidad Católica Argentina. He completed postgraduate degrees in financial strategy at the Universidad Nacional de Cuyo and in Taxation at the Universidad de Tres de Febrero with a specialization in local taxation. Among other positions, between July 2006 and March 2008, he was Manager of the Mendoza Province Branch at Vangent S.A. He served as Administration Director of Justice and Security Minister of the Province of Mendoza, as Secretary of Finance of the Municipality of Godoy Cruz, Province of Mendoza and was elected as Deputy of the Province of Mendoza, Minister of Finance of the Province of Mendoza, and Alternate Director of YPF S.A. from December 2015 to March 2017. Between 2016 and March 2017 he was President of the Federal Council of Fiscal Responsibility, moment in which he assumes the position of Minister of Economy, Infrastructure and Energy of the Province of Mendoza until December 2019. In addition, he served as President of the Institute of Technological Industrial Development and Services of Mendoza (IDITS). He was also President and Vice President of the ProMendoza foundation and was President of the Institute of Commercial Development of Mendoza IDC. He was the founder of PMK Consultora S.A. Currently, he practices the profession privately. He has been a member of the Board of Directors of YPF S.A. since December 2019.

Elizabeth Dolores Bobadilla

Ms. Bobadilla obtained a law degree from Universidad John F. Kennedy and a master’s degree in Internationalization of local development, design and small and medium enterprises at Universidad Nacional de La Plata—Universitá di Bologna in Argentina. From 1997 to 2009, she worked at Medanito S.A. performing tasks such as negotiating sales of LPG, natural gas and oil, investment promotion for cultivated forests, analysis of commercial and banking contracts related to oil and gas sector and forestry. Currently, she collaborates at the Ministry of Economy and Finance of the province of Formosa in contractual and legislative issues related to oil exploitation. Currently she performs as a advisor in topics related to the hydrocarbon industry for the company Recursos y Energía de Formosa S.A. She was an Alternate member of the Board of Director of YPF S.A. since April 30, 2014 to December 16, 2014, and she was a member of the Board of Directors of YPF since December 16, 2014 to April 30, 2015.

Ramiro Gerardo Manzanal

Mr. Manzanal earned a degree in Economics, with orientation in Economic Planning and Development from the Faculty of Economic Sciences of the Universidad de Buenos Aires. He completed a Postgraduate in Economics and Public Policies in Torcuato Di Tella University. Between 1998 and 2000 he worked as a Consultant in the Secretary of Industry, Commerce and Mining. Between 2000 and 2004 he was an Advisor in the Cabinet Floor of the Secretary of Economic Development of the Government in Buenos Aires City. Between 2004 and 2006 he was Advisor to the Undersecretary of Production, Secretariat of Production, Tourism and Sustainable Development, of the Government in Buenos Aires City. Between 2006 and 2008 he was Executive Coordinator of the Interamerican Development Bank belonging to the Secretariat of Industry, Commerce and SMEs, Ministry of Economy and Production of the Nation. Between 2008 and 2012 he was Advisor to the Presidency of the Grupo Banco Nación—Nación AFJP. Between 2012 and 2014 he was an advisor to the General Management of the Central Bank of the Argentine Republic. Between 2014 and 2015, was a Member of the Board of Directors of the National Commission for Foreign Trade. Between 2016 and 2019 he served as a consultant at Idear Desarrollo. During 2019 he worked in the general coordination of the SME Center of the School of Economics and Business of the Universidad Nacional de San Martín in the Province of Buenos Aires. He has been a member of the Board of Directors of YPF since March 2020.

Héctor Pedro Recalde

Mr. Recalde holds a Law degree from the Universidad de Buenos Aires, he was Full Professor of different subjects related to Labor Law at the University of Buenos Aires. He was a Legal Advisor of Trade Union Organizations, Chief of Advisors in the General Confederation of Labor of the Argentine Republic, Member of the Advisory Council of the Association of Labor Lawyers. He was a technical Advisor representing the workers sector of the Employment, Productivity and Minimum Living and Mobile Wages Council, General Secretary of the Association of Personnel of Social Welfare Organizations. He was a counselor of the Judicial School of the Council of the Magistracy of the Nation, Director of the Labor Law Magazine, Editorial Ministry of Justice and Human Rights of the Nation. He served as Deputy of the Nation and President of the Labor Legislation Commission of the Honorable Chamber of Deputies of the Nation between 2006 and 2015. From November 2014 to July 2016 he was a member of the Council of the Magistracy of the Nation. He has been a member of the board of directors of YPF since March 2020.

Celso Alejandro Jaque

Mr. Jaque is a National Public Accountant and Partitioning Expert of the Universidad Nacional de Cuyo, Faculty of Economic Sciences. Between 1991 and 1995 he was a Provincial Deputy of the Fourth Electoral District of the Province of Mendoza. He was the Town Mayor of Malargüe, Mendoza in two periods: between December 1995 and December 1999 and between December 1999 and December 2003. He was Senator of the Nation for the Province of Mendoza, Honorable Chamber of Senators of the Nation during 2003 and 2007. Between 2007 and 2011 he was Governor of the Province of Mendoza. Among other positions, he served as Private Secretary to the Minister of Finance of the Province of Mendoza in 1987. From 1989 to 1991 he was General Director of Administration of Finance Ministry in Mendoza Province. From 2012 to November 2015, he was Ambassador Extraordinary and Plenipotentiary of the Argentine Republic in the Republic of Colombia. He served as Administrative Manager in several service companies in the province of Mendoza. He also practiced the profession privately. He has been a member of the Board of Directors of YPF since March 2020.

Alternate Directors proposed

Gerardo Damián Canseco

Mr. Canseco earned a Law degree and specializes in Trade Union Law. Since 1984, he has been an employee of YPF. He has held several other positions, including Government Secretary for the Municipality of San Lorenzo in the Province of Santa Fe from 2007 to 2011, Undersecretary of Labor for the Labor and Social Security Ministry from 2011 to 2014, and President of the Centro de Estudios Laborales y Sociales of Rosario from 2014 to 2016. He is currently the General Secretary in San Lorenzo Subsidiary of United Petroleum and Hydrocarbon Trade Union. He has been an Alternate member of the Board of Directors of YPF since April 2016.

Guillermo Rafael Pons

Mr. Pons is a Certified Public Accountant from the National University of Comahue in the Province of Neuquén. He earned a Master of Business Administration at the International Business School (EIN). From December 1991 to December 2000 he practiced the profession privately. From January 2001 to October 2011 he was partner in Estudio Molinaroli, Perticarini, Pons y Asociados. He was Director General of Administration of the Ministry of Government and Justice of the Province of Neuquén between May 1994 and November 1995. He served as Secretary of the Treasury of the Municipality of Neuquén between June 1995 and December 1995. Between November 1994 and May 1995, he was General Director of Administration of the Secretary of State for Social Action of the Province of Neuquén. He was also Administrative Manager of the U.E.F.E. (Unidad Ejecutora Central de Proyectos con Financiamiento Externo) of the Province of Neuquén, between 1999 and 2000. He also served as a consultant to the Superintendency of Economic Management of the Province of Río Negro in 1996. He was an advisor to the Legislature de Río Negro between 2003 and 2007. Currently, he is a partner of BMP Estudio & Consultora SRL since 2011. Currently, he is the Minister of Economy and Infrastructure of the Province of Neuquén. He has been an alternate member of the Board of Directors of YPF since April 2020.

Adrián Felipe Peres

Mr. Peres obtained a law degree from the Universidad de Buenos Aires. He was professor of Civil Law and Contracts at the University of Buenos Aires and the Pontificia Universidad Católica Argentina. Between 1968 and 1976 he worked as a Lawyer for the Secretary of Energy. From 1976 to 1981 he was Advisor and then Director of Contracts for YPF. Also, he served as Advisor to the Ministry of Mining between 1981 and 1982. In that same year he was a lawyer of counsel at Cárdenas, Hope & Otero Monsegur. From 1982 to 2011 he worked at Bridas S.A. where he held various positions, first as a Lawyer, then Commercial Director until finally being Vice President. In addition, he was Officer of Oil Committee of the International Bar Association, he was President of the Energy Law Association, he was a member of the Board of the Argentine Institute of Oil and Gas (IAPG). Moreover, he was a member of the Board of the Center for Argentine Political Economy (CEPA). Also, from 1995 he was member of the Board, Executive Director and currently he is President of the Chamber of the Petroleum Industry since 2020. He has been an alternate member of the Board of Directors of YPF since April 2020.

Silvina del Valle Córdoba

Ms. del Valle Córdoba obtained a Degree in International Relations and a Degree in Political Science from the Universidad Católica de Córdoba. She completed, among other, the following Postgraduate Seminars at the Universidad Nacional de la Patagonia Austral: in Public Management and Organization; in Public Sector Economics; in State, Society and Public Policies of Argentina. She also completed a Postgrade course in State Politics in the Framework of Globalization at the Georgetown University. She served as Director of Strategic Organization and Provincial Director of Statistics and Censuses of the Undersecretariat of Planning of the Province of Santa Cruz. Between 2012 and 2015, she served as Head of the Migration Delegation of the Ministry of the Interior and Transportation of the Nation. Between 2015 and 2019, she served as Secretary of Commerce and Industry of the Ministry of Production, Commerce and Industry of the Government of Santa Cruz. She is currently the Minister of Production of Santa Cruz. She has been an alternate member of the Board of Directors of YPF since August 10, 2020.

Miguel Lisandro Nieri

Mr. Nieri earned a degree in Economics from the National Universidad Nacional de Cuyo and holds a master’s degree in Finance and Management control from the ADEN Business School, University of San Francisco. He has held several positions throughout his career, including Advisor of the Ministry of Finance of the Province of Mendoza from January 2000 to November 2003, Subdirector of Finance of the Provincial

Fund for the Transformation and Growth of Mendoza from July 2004 to February 2007, member of the Board of Directors of Mendoza Fiduciaria S.A. from June 2006 to April 2007, Business Manager of Puente Hnos. Sociedad de Bolsa in Cuyo from March 2008 to June 2009, and Administrator of Financing for the Development of Mendoza Agency from December 2015 to March 2017. He was Minister of Finance and Treasury of the Province of Mendoza from March 2017 until July 2018. Between July 2018 and December 2019, he served as Minister of Government, Labor and Justice. Currently he is Minister of Finance of the Province of Mendoza. He has been an alternate member of the Board of Directors of YPF since March 2017.

María Martina Azcurra

Mrs. Azcurra holds a degree in Public Accounting and a Business Administration degree from the Universidad de Buenos Aires and a master’s degree in Business Management from the Universidad del Salvador. She has been our Human Resources Manager for Downstream since 2017. Between 2010 and 2017 she took on different managing positions within the Commercial Downstream area. Previously, from 2008 through 2010, she served as Corporate Manager for Strategy, Planning and Management Control, in the Finance area. She joined YPF in 1992 and developed her professional career in different positions in the Commercial Downstream area until 2007, when she was appointed Responsible for Support and Functional Development within the Corporate Economic-Administrative area. She has been an alternate member of the Board of Directors since June 2020.

Santiago Martínez Tanoira

Mr. Martínez Tanoira earned a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA), and he holds a master’s degree in Business Administration from Universidad Austral. He completed specialization courses at the Universities of Darden, Wharton and Harvard in the USA. In 1998, he joined YPF and took on several roles within the Petrochemical Business . He was in charge of the Marketing, Planning and Business Development in Argentina between December 2002 and April 2008. In May 2008, he held the position of Basic Petrochemical and Intermediate Products Director at Repsol in Spain. Afterwards, he was appointed Chemistry Director at YPF from August 2011 until 2012. He was also member of the Board of Directors of Profertil S.A. From 2012 until September 2016 he served as Executive Manager of the Mendoza Region, in charge of the Upstream operations. Mr. Martínez Tanoira was our Upstream Executive Vice President from October 2016 until August 2017, and our Downstream Executive Vice President from August 2017 until May 2020. He is Chairman of the Board of Directors at Compañía MEGA and YPF EE. Currently, he serves as our Gas and Power Executive Vice President. He has been an alternate member of the Board of Directors since April 2017.

Silvia Noemí Ayala

Mrs. Ayala holds a degree in Public Accounting from the Universidad de Morón, with different specialization programs, and a master´s degree in Economics and Administration from the ESEADE. She has been the Financial Services Department Manager in YPF since June 2018. In 2012 she was appointed Treasury Manager. Previously, from 2008 until 2011 she served as SAP Processing Coordinator and as Chief of Planning and Management Control. She took on different roles in relation to the administrative and financial processes until 2007. She joined YPF in 1994 to participate in the project to launch Operadora de Estaciones de Servicio S.A. (OPESSA), a subsidiary of YPF which operates gas stations. She has been an alternate member of the Board of Directors since June 2020.

Santiago Álvarez

Mr Álvarez holds a law degree from the Universidad de Buenos Aires. From 2007 to 2009 he was Legislative Advisor of the Social Communication Committee in the Legislature of the Autonomous City of Buenos Aires. From 2009 to 2011 he served as Deputy Manager of Institutional Relations of Aerolineas Argentinas SA. From 2011 to 2012 he was the News Manager in TV Pública. Between 2012 and 2015 he was Chairman of Agencia Télam. From 2016 to 2020 he worked as Creative Director in Monteagudo Agencia. He has been our Corporate Affairs, Communications and Marketing Executive Vice President since January 2020 and he has been an alternate member of the Board of Directors since April 2020.